Exhibit 99.65
Consent of Independent Auditor
We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of OceanaGold Corporation (the “Company”) of our report dated February 19, 2025 (except as to Note 11 which is as of February 18, 2026) relating to the consolidated financial statements as at and for the year ended December 31, 2024 which appears in Exhibit 99.12 to this Registration Statement on Form 40-F.
We also consent to the incorporation by reference in this Registration Statement on Form 40-F of the Company of our report dated February 19, 2025 as at and for the years ended December 31, 2024 and 2023, relating to the consolidated financial statements, which appears in Exhibit 99.4 to this Registration Statement on Form 40-F.
We also consent to the references to us under the heading “Interest of Experts” in the Annual Information Form for the year ended December 31, 2024, filed as Exhibit 99.1 and the Annual Information Form for the year ended December 31, 2025, filed as Exhibit 99.2 which are incorporated by reference to this Registration Statement on Form 40-F.
/s/PricewaterhouseCoopers
Melbourne, Australia
27 March 2026